SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

(Name of subject company (Issuer))

TELEMAR NORTE LESTE S.A.

(Name of Filing Person (Offeror))

Preferred Shares, no par value, and American Depository Shares, each representing one Preferred Share	87924Y105
(Title of classes of securities)	(CUSIP number of American Depositary Shares)

Roberto Terziani

Investor Relations Director

Rua Humberto de Campos, 425

7º andar

Leblon, Rio de Janeiro, RJ, Brazil 22430-190

Tel: +55 21 3131-1208

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Mark O. Bagnall

White & Case LLP

Wachovia Financial Center, Suite 4900

200 South Biscayne Boulevard

Miami, FL 33131

Tel: (305) 371-2700

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
US$86,977,439.83	US$3,418.21

(1)	Estimated for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), only. The Transaction Valuation was calculated assuming the purchase of all outstanding preferred shares, no par value (including preferred shares represented by American Depositary Shares), other than preferred shares owned directly or indirectly by the Filing Person, at a purchase price of R$33.00 in cash per preferred share or American Depositary Share. As of July 16, 2008, there were 4,209,206 preferred shares outstanding (including preferred shares represented by American Depositary Shares), of which 3,715 preferred shares are owned directly or indirectly by the Filing Person. As a result, this calculation assumes the purchase of 4,205,491 outstanding preferred shares. The Transaction Value was calculated in Brazilian reais (R$) and converted into U.S. dollars at the average of the bid and ask exchange rates published by the Brazilian Central Bank at the close of business on July 16, 2008 of US$1.00 = R$1.5956.

(2)	The filing fee, calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory No. 6 for fiscal year 2008, is US$39.30 per US$1 million (prorated for amounts less than US$1 million) of the aggregate Transaction Value. Accordingly, the filing fee is calculated by multiplying the aggregate Transaction Valuation by 0.00003930.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	3,418.21	Filing Party:	Telemar Norte Leste S.A.
Form of Registration No.:	Schedule TO-T	Date Filed:	July 18, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☒	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Items 1 through 11 and 13.

This Amendment No. 1 amends and supplements the Tender Offer Statement on combined Schedule TO and Schedule 13E–3 (the “Combined Schedule TO”) filed with the Securities and Exchange Commission, or the SEC, on July 18, 2008 by Telemar Norte Leste S.A., a sociedade anônima organized under the laws of the Federative Republic of Brazil, or Telemar. The Combined Schedule TO relates to the offer by Telemar to purchase any and all outstanding preferred shares, no par value, including any and all preferred shares represented by American Depositary Shares, or ADSs, of Tele Norte Celular Participações S.A., a sociedade anônima organized under the laws of the Federative Republic of Brazil, or TNCP, at a price of R$33.00 per preferred share (for reference, equivalent to approximately US$20.68 per preferred share or ADS based on the average of the buy and sell U.S. dollar-Brazilian real exchange rates indicated under “transaction PTAX 800, option 5” published by the Central Bank of Brazil, or the Central Bank, through the SISBACEN system at 7:00 p.m., Brasília time (6:00 p.m., New York City time) on July 16, 2008, which was US$1.00=R$1.5956) in cash, net of stock exchange and settlement fees described in the offer to purchase dated July 18, 2008 (the “Offer to Purchase” ), any applicable brokerage fees or commissions and applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related letter of transmittal (the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The information set forth in the Offer to Purchase, including, without limitation, all schedules thereto, and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Combined Schedule TO.

This Combined Schedule TO also constitutes a Schedule 13E–3 in accordance with Instruction I to Schedule 13E–3 and Instruction J to Schedule TO.

Items 1 through 11 and 13 of the Combined Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as described below. All page references in this Amendment No. 1 refer to the Offer to Purchase.

SUMMARY TERM SHEET—Why are you offering to purchase my shares?

The first paragraph adjacent to the caption “Why are you offering to purchase my shares?” on pages 2 and 3 is hereby amended and restated to read as follows:

“As a result of our acquisition of control of TNCP, the regulations of the Brazilian Communications regulator (Agência Nacional de Telecomunicações—ANATEL, or ANATEL) require that either TNL PCS S.A., a subsidiary of Telemar which we refer to as Oi, or TNCP’s subsidiary Amazônia Celular S.A., or Amazônia Celular, surrender its license to provide mobile telecommunication services within 18 months following the publication of ANATEL’s approval of our acquisition of control of TNCP. Because the subscriber base of Oi is many times larger than the subscriber base of Amazônia Celular, we intend to cause Amazônia Celular to merge into Oi prior to surrendering the license that was issued to Amazônia Celular in order to ensure the migration of these customers to services provided by Oi. In order to simplify the corporate structure of Telemar, TNCP, Oi and Amazônia Celular, reduce operating costs and improve the liquidity of the shares held by shareholders of TNCP and Amazônia Celular, we intend to engage in a series of transactions described under “Special Factors—Purpose of and Reasons for the Tender Offer and Plans for TNCP Following the Tender Offer.””

SUMMARY TERM SHEET

The following caption and text are hereby added following the first full paragraph on page 11:

“Have you received a valuation report regarding the preferred shares?

Yes. Telemar retained Banco de Investimentos Credit Suisse (Brasil) S.A., or Credit Suisse, an independent investment bank, to prepare an economic and financial valuation report as required by Instruction No. 361/02 of the CVM. Instruction No. 361/02 of the CVM requires us to obtain this valuation report for the benefit of holders of the preferred shares. On April 23, 2008, Credit Suisse delivered its valuation report to Telemar. The price offered in the tender offer was announced on December 20, 2007, prior to our engagement of Credit Suisse to prepare this valuation report. In its valuation report, Credit Suisse concluded that, among the methodologies used in the preparation of its valuation report, the most appropriate was that of economic value based on market value multiples of comparable companies. Based on this methodology, Credit Suisse determined that the value of the preferred shares was between R$26.42 and R$29.06 per preferred share. See “Special Factors—Valuation Report of Credit Suisse” for a detailed summary of Credit Suisse’s valuation report.”

SPECIAL FACTORS—Background of The Tender Offer

The first full paragraph on page 17 is hereby amended and restated to read as follows:

“On August 2, 2007, Vivo publicly announced (1) the transaction contemplated by the Vivo Share Purchase Agreement, (2) a proposed tender offer for any and all of the common shares of TNCP not to be acquired by Vivo under the Vivo Share Purchase Agreement, (3) a proposed tender offer to acquire up to one-third of the preferred shares of TNCP not to be acquired by Vivo under the Vivo Share Purchase Agreement at a price of R$33.00 per share, (4) a proposed tender offer for any and all of the common shares of Amazônia Celular not owned by TNCP, and (5) a proposed tender offer for up to one-third of the various preferred shares of Amazônia Celular not owned by TNCP.”

The fourth, fifth, sixth, and seventh full paragraphs on page 17 are hereby amended and restated to read as follows:

“On November 11, 2007, we submitted to Vivo a binding offer to acquire the equity interests in TNCP that Vivo had committed to purchase from Telpart on terms substantially similar to the terms set forth in the Vivo Share Purchase Agreement. On November 12, 2007, we entered into a non-disclosure agreement with Vivo.

On November 19, 2007, Ernesto Gardelliano, the chief financial officer of Vivo informed us that Vivo wanted to begin discussions related to our offer expeditiously, and asked that we provide a written confirmation (1) of the price that we were willing to pay, (2) that we would enter into the transaction without conducting further due diligence, (3) that we had obtained all necessary corporate approvals, and (4) that we were willing to enter into a share purchase agreement with Vivo on substantially the same terms and conditions as those set forth in the Vivo Share Purchase Agreement. On November 22, 2007, we provided to Vivo a binding offer containing the written confirmation sought by Vivo.

On November 27, 2007, we received a first draft of a share purchase agreement with respect to the proposed transaction from Carlos Raimar, the investor relations officer of Vivo. We reviewed this draft with our counsel, Ulhôa Canto, Rezende e Guerra Advogados, and discussed proposed revisions of this draft. On December 10, 2007, we delivered a revised draft of the share purchase agreement to Vivo reflecting our proposed changes.

From December 12, 2007 through December 20, 2007, attorneys from Ulhôa Canto, Rezende e Guerra Advogados, executive officers of Telemar and members of Telemar’s legal staff negotiated the final version of the Telemar Share Purchase Agreement with attorneys from Vivo’s counsel, Machado, Meyer Sendacz e Opice Advogados, executive officers of Vivo and members of Vivo’s legal staff. Because we had stipulated that we would only pay to Vivo the price that Vivo had agreed to pay to Telpart for the TNCP shares that were subject to the Vivo Share Purchase Agreement, there was no further negotiation of the price to be paid by Telemar. The negotiations between Telemar and Vivo focused on (1) Telemar’s obligation to purchase common shares of TNCP and Amazônia Celular from Vivo should the CVM require Vivo to proceed with its announced mandatory tender offer for these shares, (2) the termination date of the Telemar Share Purchase Agreement, (3) the conditions under which the Telemar Share Purchase Agreement could be terminated, and (4) the amount of the termination fee payable by Telemar in the event that the Telemar Share Purchase Agreement was terminated.”

SPECIAL FACTORS—Purpose of and Reasons for the Tender Offer and Plans for Tncp Following the Tender Offer—Purpose of and Reasons for the Tender Offer

The first paragraph under the caption “Purpose of and Reasons for the Tender Offer” on page 19 is hereby amended and restated to read as follows:

“As a result of our acquisition of control of TNCP, the regulations of ANATEL require that either Oi, a subsidiary of Telemar, or Amazônia Celular, TNCP’s subsidiary, surrender its license to provide mobile telecommunication services within 18 months following the publication of ANATEL’s approval of our acquisition of control of TNCP. Because the subscriber base of Oi is many times larger than the subscriber base of Amazônia Celular, we intend to cause Amazônia Celular to merge into Oi prior to surrendering the license that was issued to Amazônia Celular in order to ensure the migration of these customers to services provided by Oi. In order to simplify the corporate structure of Telemar, TNCP, Oi and Amazônia Celular, reduce operating costs and improve the liquidity of the shares held by shareholders of TNCP and Amazônia Celular, we intend to engage in a series of transactions described below under “—Plans for TNCP Following the Tender Offer.””

SPECIAL FACTORS—Certain Effects of the Tender Offer

The following caption and text are hereby added after the first paragraph on page 21:

“Effects on TNCP, Telemar and their Affiliates

Because Telemar currently owns 51.86% of TNCP’s common shares (excluding treasury shares), the tender offer will not have any effect on the ability of Telemar to elect majority of the directors of TNCP. Telemar does not currently intend to make changes to the board of directors or board of executive officers of TNCP following the tender offer.

As a result of the Corporate Reorganization described above under “Purpose of and Reasons for the Tender Offer and Plans for TNCP Following the Tender Offer—Plans for TNCP Following the Tender Offer”, we expect that our corporate structure will be simplified and that the minority interests reflected in our financial statements and the financial statements of TNL, our direct controlling shareholder, and TmarPart, the direct controlling shareholder of TNL, will be reduced by amounts that are not material. We expect that the Corporate Reorganization will result in a reduction of our operating costs, although we are unable to quantify this reduction.”

SPECIAL FACTORS—Certain Effects of the Tender Offer— Effect of the Tender Offer on Unaffiliated Shareholders

The caption “Effect of the Tender Offer on Unaffiliated Shareholders” and the paragraph following this caption on page 23 are hereby deleted and replaced by the following text:

“Effect of the Tender Offer and the Corporate Reorganization on Unaffiliated Shareholders

Effects on Holders of Preferred Shares and ADSs Purchased in the Tender Offer

Unaffiliated holders whose preferred shares (including preferred shares represented by ADSs) are purchased in the tender offer or pursuant to any exercise of the shareholder put right, if available, will experience the positive effects of receiving a price in cash that represents a premium to market prices for the past 12 months for their preferred shares.

In addition to the potential detriments described above under “—Effects in Brazil—Brazilian Tax Consequences” and “—Effects in United States—U.S. Federal Income Tax Consequences”, unaffiliated holders whose preferred shares (including preferred shares represented by ADSs) are purchased in the tender offer or pursuant to any exercise of the shareholder put right, if available, would have the potential detriments of no longer participating in the future earnings and potential growth of the business of TNCP (or the proposed Corporate Reorganization) and not having ongoing rights as holders of preferred shares.

Effects on Holders of Preferred Shares and ADSs Not Purchased in the Tender Offer

Unaffiliated holders whose preferred shares (including preferred shares represented by ADSs) are not purchased in the tender offer or pursuant to any exercise of the shareholder put right, if available, will experience the positive effects of participating in the future earnings and potential growth of the business TNCP (and the proposed Corporate Reorganization) and having ongoing rights as holders of preferred shares.

In addition to the potential detriments described above under “—Effects in Brazil—Market for Shares”, “—Effects in United States—Market for ADS,” “—Effects in United States—Delisting in the United States”, “—Effects in United States—Deregistration Under the Exchange Act”, and “—Effects in United States—Margin Regulations”, unaffiliated holders whose preferred shares (including preferred shares represented by ADSs) are not purchased in the tender offer or pursuant to any exercise of the shareholder put right, if available, would have the potential detriment of continuing to bear the risk of any losses incurred in the operation of the business of TNCP going forward and of any decreases in the value of TNCP and would be required to participate in the proposed Corporate Reorganization.”

SPECIAL FACTORS—Position of TNCP Regarding Fairness of the Tender Offer to Unaffiliated Holders of Preferred Shares and ADSs

The following text is hereby added after the fourth full paragraph under the caption “Position of TNCP Regarding Fairness of the Tender Offer to Unaffiliated Holders of Preferred Shares and ADSs” on page 27:

“Paulo Conte Vasconcellos, a director of TNCP, owns 2,000 preferred shares. Mr. Vasconcellos has informed us that he does not intend to tender his preferred shares because, as a member of the board of directors of TNCP, he is not permitted to do so under Brazilian law. Other than Telemar, no other executive officer, director or affiliate of TNCP, nor any of the persons listed on Schedule 1 hereto, currently owns or holds any preferred shares.”

SPECIAL FACTORS—Valuation Report of Credit Suisse

The text set forth beginning in the fourth full paragraph on page 30 and ending with the first paragraph on page 32 are hereby deleted and replaced by the following text:

In the valuation report, Credit Suisse valued the preferred shares based upon the following three methodologies:

•

Volume weighted average share price methodology. As required by CVM Instruction 361/02, Credit Suisse calculated the volume weighted average share price of the preferred shares and the common shares of TNCP (1) for the twelve months ended on August 1, 2007, the last trading day prior to the release by Vivo of the Material Fact disclosing the acquisition of TNCP by Vivo, (2) for the period between August 2, 2007, the date of the release of that Material Fact, and April 23, 2008, the date of the valuation report, and (3) for the 90-day period between January 24, 2008 and April 23, 2008, the date of the valuation report.

•	Net book value per share methodology. As required by CVM Instruction 361/02, Credit Suisse calculated the net book value per share of the preferred shares and the common shares of TNCP.

•

Economic value methodology. Credit Suisse calculated the economic value per share of the preferred shares and the common shares of TNCP based on the ratios of Enterprise Value to earnings before interest, taxes, depreciation and amortization, or EBITDA, of comparable companies with operations in mobile, fixed-line and data telecommunications that are listed on the BOVESPA or the Bolsa Mexicana de Valores (Mexican Stock Exchange) with revenue profiles similar to TNCP and Amazônia Celular and appropriate levels of market liquidity. Credit Suisse based its economic value analyses on the ratios of Enterprise Value to EBITDA of these companies because Credit Suisse believes that EBITDA is a good proxy to measure the generation of cash flows of a company’s operation and is widely used in the market.

Among the methodologies used, Credit Suisse concluded that the most appropriate is the economic value methodology based on the ratios of Enterprise Value to EBITDA of comparable companies, as it reflects the parameters used in the market to value companies in the same industry and geographic region. The selected group of comparable companies have adequate liquidity and are covered by several research departments of investment banks. Thus their market prices appropriately reflect growth perspectives, profitability and risks inherent to companies in the same sector as TNCP and Amazônia Celular.

Volume Weighted Average Share Price Methodology

Credit Suisse utilized the volume weighted average share price methodology because it is one of the valuation methodologies that are required under CVM Instruction 361/02 to be included in valuation reports for tender offers. The purpose of this analysis is to provide investors with the ability to compare the price offered by Telemar (R$33.00 per preferred share) with average trading prices over the periods prescribed by CVM Instruction 361/02.

To calculate the volume weighted average share price of the preferred shares and the common shares of TNCP, Credit Suisse weighted the closing price of the preferred shares and the common shares of TNCP on each trading day during each period by the daily financial volume traded during that day’s trading session.

The following table presents the weighted average prices of the preferred shares and the common shares of TNCP on the BOVESPA (1) for the twelve months ended on August 1, 2007, the last trading day prior to the release by Vivo of the Material Fact disclosing the acquisition of TNCP by Vivo, (2) for the period between August 2, 2007, the date of the release of that Material Fact, and April 23, 2008, the date of the valuation report, and (3) for the 90-day period between January 24, 2008 and April 23, 2008, the date of the valuation report.

Weighted average price of shares on the BOVESPA

	Common Shares		Preferred Shares
12-month period ended August 1, 2007
Number of shares outstanding (in thousands)		2,492.5		4,209.2
Market capitalization (millions of Brazilian reais)		127.0		82.5
Value per share weighted by the amount of shares of each class (Brazilian reais per share)	R$	50.95	R$	19.61
Period from August 2, 2007 through April 23, 2008
Number of shares outstanding (in thousands)		2,492.5		4,209.2
Market capitalization (millions of Brazilian reais)		180.1		107.0
Value per share weighted by the amount of shares of each class (Brazilian reais per share)	R$	72.24	R$	25.43
90-day period from January 24, 2008 through April 23, 2008
Number of shares outstanding (in thousands)		2,492.5		4,209.2
Market capitalization (millions of Brazilian reais)		190.4		116.1
Value per share weighted by the amount of shares of each class (Brazilian reais per share)	R$	76.40	R$	27.58

Source: Economática, as of April 23, 2008.

Net Book Value per Share Methodology

Credit Suisse utilized the net book value per share methodology because it is one of the valuation methodologies that are required under CVM Instruction 361/02 to be included in valuation reports for tender offers. The purpose of this analysis is to provide investors with the ability to compare the price offered by Telemar (R$33.00 per preferred share) with the net book value per share of TNCP.

Credit Suisse calculated the value of TNCP’s net equity at December 31, 2007 by subtracting from TNCP’s total assets the amount of TNCP’s total liabilities and the amount of TNCP’s minority interest, in each case determined based on the audited financial statements of TNCP as of December 31, 2007 prepared in accordance with Brazilian GAAP. Credit Suisse calculated the net book value per share by dividing TNCP’s net equity by the total number of preferred shares and common shares of TNCP outstanding as of December 31, 2007.

The following table presents the calculation of net book value per share of the preferred shares and the common shares of TNCP.

Net Book value per share

	As of December 31, 2007
	(in millions of Brazilian reais, except as indicated)
Total assets	R$	529.2
Less Total liabilities		409.3
Less Minority interests		31.8

Shareholders’ equity	R$	88.1

Total number of shares outstanding (in thousands)		6,702
Net book value per share of common shares and preferred shares (Brazilian reais per share)	R$	13.15

Economic Value Methodology

Credit Suisse utilized the economic value methodology because it is one of the valuation methodologies that are required under CVM Instruction 361/02 to be included in valuation reports for tender offers. The purpose of this analysis is to provide investors with the ability to compare the price offered by Telemar (R$33.00 per preferred share) with an estimate of the value of the preferred shares based on an analysis of the economic value of the preferred shares implied by the trading prices of shares of companies that are comparable to TNCP.

In making its economic value analysis, Credit Suisse selected a group of eight telecommunication companies with operations in mobile, fixed-line and data telecommunications that are listed on the BOVESPA or the Mexican Stock Exchange with revenue profiles similar to TNCP and Amazônia Celular and appropriate levels of market liquidity.

The following table presents summary financial information for these companies derived from publicly available financial statements of these companies for the fiscal year ended December 31, 2007 and for TNCP based on the audited financial statements of TNCP as of December 31, 2007 prepared in accordance with Brazilian GAAP.

Summary of 2007 financial information

	Net Revenues			EBITDA	Net Income	Capital Expenditures
	Wireless	Wireline	Other
	(in millions of Brazilian reais)
Wireline
Teléfonos de México, S.A.B. de C.V.	—	18,537	4,765	14,249	6,425	2,395
Telesp Celular S.A. (1)	—	16,949	4,235	6,401	2,363	1,993
Global Village Telecom Holding S.A.	—	854	127	358	59	566
Wireless
América Móvil, S.A.B. de C.V.	47,699	—	8,103	23,335	10,493	6,160
Vivo Participações S.A.	11,089	—	1,403	3,013	(99)	1,919
Tim Participações S.A.	11,421	—	1,021	2,918	76	1,933
Integrated
Telemar (2)	4,436	20,717	3,523	6,442	2,358	2,328
Brasil Telecom S.A. (3)	2,024	11,204	2,769	3,797	671	1,399

TNCP	463	—	24	116	3	28

(1)	“Wireline” and “other” amounts represent gross revenue. Total net revenues for the year ended December 31, 2007 were R$14,728 million.
(2)	“Wireless,” “Wireline” and “other” amounts represent gross revenue. Total net revenues for the year ended December 31, 2007 were R$17,584 million.
(3)	“Wireless,” “Wireline” and “other” amounts represent gross revenue. Total net revenues for the year ended December 31, 2007 were R$11,059 million.

After selecting these comparable companies, Credit Suisse calculated the Enterprise Value of each of these companies by adding the market capitalization of each company to the net debt of that company. Credit Suisse calculated the market capitalization of each of these companies based on weighted average share prices of each class of shares of these companies on the BOVESPA or the Mexican Stock Exchange, as applicable, during the 30-day period ended April 23, 2008. Credit Suisse calculated the net debt of each of these companies based on publicly available financial statements of each of these companies for the fiscal year ended December 31, 2007. For purposes of calculating the net debt of Brasil Telecom S.A. and Telemar, Credit Suisse added a portion of the net debt of the respective controlling shareholders, Brasil Telecom Participações S.A. and Tele Norte Leste Participações S.A., equal to the proportion of the ownership stake that such controlling shareholder has in the respective operating company.

The following table presents the comparable companies’ financial and valuation metrics that were used to determine that the comparable companies had appropriate levels of market liquidity and to value TNCP and Amazônia Celular.

Multiples of comparable companies

Company	Daily average equity turnover (1)	Net Debt	Market Capitalization	Enterprise Value	Ratio of Enterprise value to EBITDA
					2007	2008 (2)
	(in millions)
Wireline
Telmex (3)	1,081.5	86,709	377,610	464,319	5.81x	5.72x
Telesp (4)	11.7	2,733	21,550	24,283	3.79x	3.75x
GVT (4)	19.9	110	4,520	4,630	13.46x	9.35x
Average					7.69x	6.27x
Median					5.81x	5.72x

Wireless
America Móvil (3)	5,021.1	92,730	1,174,787	1,267,517	9.68x	8.47x
Vivo Participações (4)	61.6	2,579	16,310	18,889	6.27x	5.06x
TIM Participações (4)	39.9	973	14,483	15,457	5.30x	4.36x
Average					7.08x	5.96x
Median					6.27x	5.06x

Integrated
Brasil Telecom (4)	136.3	478	15,813	16,291	4.21x	4.01x
Telemar (4)	139.5	2,735	22,777	25,512	3.96x	3.83x
Average					4.08x	3.92x
Median					4.08x	3.92x

Total median					5.55x	4.71x

(1)	Includes equity turnover of all classes of shares and, if applicable, ADRs.
(2)	Based on average market concensus as reported by Bloomberg as of April 23, 2008.
(3)	In Mexican Pesos.
(4)	In Brazilian Reais.

After determining the ratios of Enterprise Value to EBITDA for each of the comparable companies and the median of these ratios, Credit Suisse applied the median of these ratios to the EBITDA of Amazônia Celular to determine the economic value of the preferred shares and common shares of TNCP. Because TNCP is a holding company and the shares of Amazônia Celular are the only material asset of TNCP, Credit Suisse first calculated the economic value of the shares of Amazônia Celular in order to derive the economic value of the shares of TNCP.

Credit Suisse calculated Amazônia Celular’s EBITDA for the fiscal year ended December 31, 2007 based on the audited financial statements of Amazônia Celular as of December 31, 2007 prepared in accordance with Brazilian GAAP. Credit Suisse adjusted Amazônia Celular’s EBITDA by (1) excluding revenue from the reversal of ICMS tax in 2007 amounting to R$26.6 million, because the recognition of this revenue represented an extraordinary and a non-recurring event, and (2) including statutory interest and contributions because these expenses represent operating expenses. Credit Suisse calculated the Enterprise Value of Amazônia Celular by multiplying the median of the ratios of Enterprise Value to EBITDA for the comparable companies by Amazônia Celular’s Adjusted EBITDA for the fiscal year ended December 31, 2007. Credit Suisse then calculated the total equity value of Amazônia Celular by subtracting Amazônia Celular’s net debt (as derived from the audited financial statements of Amazônia Celular as of December 31, 2007 prepared in accordance with Brazilian GAAP) from its Enterprise Value.

The following table summarizes the calculations performed by Credit Suisse:

Total Equity Value of Amazônia Celular based on economic value methodology

	(in millions of Brazilian reais)
Amazônia Celular Adjusted EBITDA 2007	R$	116.8
Multiplied by median of ratios of Enterprise Value to 2007 EBITDA		5.55x
Amazônia Celular enterprise value	R$	648.5
Less Amazônia Celular net debt as of December 31, 2007		226.6

Amazônia Celular total equity value	R$	421.9

After determining the total equity value of Amazônia Celular, Credit Suisse calculated the equity value of (1) the common shares of Amazônia Celular held by TNCP, the controlling shareholder of Amazônia Celular, (2) the common shares of Amazônia Celular held by non-affiliates, and (3) the preferred shares of Amazônia Celular. In assigning values to each of these classes of shares, Credit Suisse determined that:

•

The ratio of the value of the common shares of Amazônia Celular held by non-affiliates and the preferred shares of Amazônia Celular should reflect the ratio of the trading prices of these shares on the BOVESPA during the 90-day period between May 1, 2007 and August 2, 2007; and

•

The ratio of the value of the common shares of Amazônia Celular held by TNCP and the common shares of Amazônia Celular held by non-affiliates should reflect the implicit 25% control premium established in Article 254-A of the Brazilian Corporation Law, which provides that the sale of control of a Brazilian public company, such as Amazônia Celular, triggers the requirement that the acquiror make a mandatory tender offer for the minority voting shares at a price of at least 80% of the price paid for the majority of the voting shares.

Credit Suisse calculated that the prices of the common shares of Amazônia Celular on the BOVESPA during the 90-day period between May 1, 2007 and August 2, 2007 represented a 251.5% premium to the prices of the preferred shares of Amazônia Celular on the BOVESPA during this period. The following table demonstrates the equity values assigned to each class of shares of Amazônia Celular.

Equity Value of Shares of Amazônia Celular based on economic value methodology

Class of Shares	Number of Shares	Value per Share		Total Value
	(in millions)			(in millions of Brazilian reais)
Controlling common shares	2.0	R$	138.41	R$	282.3
Minority common shares	0.2	R$	110.73		25.7
Preferred shares	3.6	R$	31.50		114.0

Total	5.9			R$	421.9

After determining the equity value of the common shares of Amazônia Celular held by TNCP and the equity value of the preferred shares of Amazônia Celular, Credit Suisse calculated the Enterprise Value of TNCP by multiplying (1) the number of common shares of Amazônia Celular and preferred shares of Amazônia Celular held by TNCP by (2) their respective per share values. Credit Suisse calculated the total equity value of TNCP by subtracting from TNCP’s Enterprise Value (a) TNCP’s net debt (as derived from the audited financial statements of TNCP as of December 31, 2007 prepared in accordance with Brazilian GAAP), and (b) the net present value of projected pure holding company expenses.

The following table summarizes the calculations performed by Credit Suisse:

Total Equity Value of TNCP based on economic value methodology
	Value per share		Number of shares	(in millions of Brazilian reais)
			(in thousands)
Amazônia Celular shares owned by TNCP
Common shares	R$	138.41	2,039.3	R$	74.8
Preferred shares	R$	31.50	2,374.2		282.3

TNCP enterprise value					357.1
Less net present value of TNCP holding expenses					11.4
Less TNCP net debt as of December 31, 2007					9.8

TNCP total equity value				R$	335.9

To calculate the net present value of projected pure holding company expenses, Credit Suisse estimated the amount of the projected pure holding company expenses from 2008 to 2018 based on discussions held with Telemar’s management. Credit Suisse then calculated the net present value of these projected pure holding company expenses by discounting these projected expenses assuming a weighted average cost of capital of 10.5% in nominal terms in U.S. Dollars and a perpetuity growth of 2.50%. Based on this calculation, the net present value of projected pure holding company expenses was R$11.4 million. The following table sets forth the projected pure holding company expenses for the periods presented.

Projected Pure Holding Company Expenses

	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	Perpetuity
	(millions of U.S. dollars)
General and administrative expenses	0.5	0.5	0.5	0.5	0.6	0.6	0.6	0.6	0.6	0.6	0.7	8.3

After determining the total equity value of TNCP, Credit Suisse calculated the equity value of (1) the common shares of TNCP held by Telemar, the controlling shareholder of TNCP, (2) the common shares of TNCP held by non-affiliates, and (3) the preferred shares of TNCP. In assigning values to each of these classes of shares, Credit Suisse determined that:

•

The ratio of the value of the common shares of TNCP held by non-affiliates and the preferred shares of TNCP should reflect the ratio of the trading prices of these shares on the BOVESPA during the 90-day period between May 1, 2007 and August 2, 2007; and

•

The ratio of the value of the common shares of TNCP held by Telemar and the common shares of TNCP held by non-affiliates should reflect the implicit 25% control premium established in Article 254-A of the Brazilian Corporation Law, which provides that the sale of control of a Brazilian public company, such as TNCP, triggers the requirement that the acquiror make a mandatory tender offer for the minority voting shares at a price of at least 80% of the price paid for the majority of the voting shares.

Credit Suisse calculated that the prices of the common shares of TNCP on the BOVESPA during the 90-day period between May 1, 2007 and August 2, 2007, represented a 181.0% premium to the prices of the preferred shares of TNCP on the BOVESPA during this period. The following table demonstrates the equity values assigned to each class of shares of TNCP.

Equity Value of Shares of TNCP based on economic value methodology

Class of Shares	Number of Shares	Value per Share		Total Value
	(in millions)			(in millions of Brazilian reais)
Controlling common shares	1.3	R$	97.34	R$	125.8
Minority common shares	1.2	R$	77.87		93.4
Preferred shares	4.2	R$	27.71		116.6

Total	6.7			R$	335.9

Based on these calculations, Credit Suisse determined that the range of the equity values of (1) the common shares of TNCP held by Telemar, the controlling shareholder of TNCP, (2) the common shares of TNCP held by non-affiliates, and (3) the preferred shares of TNCP were as set forth in the following table. In order to calculate a range of equity value of the preferred shares and common shares of TNCP as required by CVM Instruction 361/02,

Credit Suisse multiplied the value per share determined as set forth above by (1) 100% minus 4.65%, and (2) 100% plus 4.88% to calculate the low and high ends of the range, respectively. This calculation was made in such a way that the high end of the range is less 10% greater than the low end of the range, thus complying with CVM Instruction 361/02.

Range of Equity Value of Shares of TNCP based on economic value methodology

	Midpoint
Preferred Shares	R$	26.42	R$	27.71	R$	29.06
Controlling Common Shares		92.81		97.34		102.09
Minority Common Shares		74.25		77.87		81.67

Summary of the methodologies

The following table summarizes the results of each valuation methodology considered by Credit Suisse:

Methodology	Price per preferred share
Weighted average price on the BOVESPA in the 12 months ended August 1, 2007	R$19.61
Weighted average price on the BOVESPA during the period from August 2, 2007, through April 23, 2008	R$25.43
Weighted average price on the BOVESPA during the 90-day period from January 24, 2008 through April 23, 2008	R$27.58
Book value per share (as of December 31, 2007)	R$13.15
Economic value based on ratios of Enterprise Value to EBITDA for comparable companies	Value between R$26.42 and R$29.06

Other methodologies have, among others, the following limitations that preclude their application in this tender offer for any and all of the outstanding preferred shares not owned by Telemar:

•	The methodology of weighted average prices over different periods tends to flatten the value of TNCP and Amazônia Celular, given the very low liquidity of those shares on the BOVESPA.

•

Book value per share is not a satisfactory indicator for the valuation report, as the net equity value follows accounting rules that may not reflect the market value of the shares of TNCP and Amazônia Celular, to the extent that it is tied to past events and performance of TNCP and Amazônia Celular, and does not embody expectations of future performance.

•

The economic value obtained through the discounted cash flow methodology is not applicable in the case of voluntary public tender offers for preferred shares, as the value obtained through such method implies an effective control of the company, something that does not occur with holders of preferred shares who do not have voting rights and, as such, have no control over the cash flows that are the object of the valuation report.

Based on these assumptions and the foregoing analysis, Credit Suisse derived a range of implied equity values per preferred share of TNCP, as set forth in the following table:

	Low		High
TNCP’s Equity Value Per Preferred Share (reais per share)	R$	26.42	R$	29.06

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 13, 2008

Telemar Norte Leste S.A.

By:	/s/ Luiz Eduardo Falco Pires Correa
Name:	Luiz Eduardo Falco Pires Correa
Title:	Chief Executive Officer

By:	/s/ Julio César Pinto
Name:	Julio César Pinto
Title:	Executive Officer